Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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March 28, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour
Re:	Nordic American Offshore Ltd. Form 20-F for the Year Ended December 31, 2015 Filed March 23, 2016 File No. 001-136484
Dear Ms. Raminpour,
Reference is made to the telephone conference by and between Nordic American Offshore Ltd. (the "Company," "NAO," "we," or "us") and the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") which took place on March 24, 2017. On behalf of the Company, Seward & Kissel LLP, as counsel to the Company, submits this response to the questions provided by the Staff to the Company via email dated March 17, 2017 (the "Fifth Comment Letter").
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Fifth Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.
Introductory remarks:
NAO currently owns ten platform supply vessels (PSVs). It is our strategy to operate only one type of vessel. All of the vessels in our fleet are more or less identical, with similar specifications and a deck capacity of 850 square meters. The vessels were all built between 2012 and 2016 and our fleet has an average age of 3.2 years as of December 31, 2016.
We intend to keep the vessels throughout their useful life of 25 years. The vessels are highly versatile and provide support services during exploration, development, production, maintenance and decommissioning of offshore oilfields. Currently, we operate all of our vessels in the United Kingdom and Norwegian sectors of the North Sea primarily on spot contracts. We may seek expansion into other geographical areas in the future as we expand the fleet.

Securities and Exchange Commission
March 28, 2017

It is the Company's opinion that the decline in our share price, resulting in a market capitalization significantly lower than the carrying value of the equity, was not due to factors specifically related to our business and performance. The reduced price of oil significantly slowed down the activity level in the offshore oil industry, which in turn impacts us as a service provider in the offshore oil industry. The offshore industry is highly volatile and as an operator in such an industry, market downturns are to be expected and endured. Our strategy is to keep our vessels long-term. We do not have any plans of selling any vessels and hence will not realize losses from selling in the current market.
We have considered the requirements of ASC 360-10-35-21 and performed a vessel impairment analysis on a vessel-by-vessel basis in connection with our preparation of the financial statements for the years ended December 31, 2015 and 2016. In addition, we performed an interim vessel impairment analysis as of September 30, 2016. None of these analyses required us to take impairment charges. Under U.S. GAAP, our vessels are held at historic cost, less depreciation values, or the net book value (NBV), and against which we have compared expected undiscounted cashflows in order to determine whether or not an impairment is required.
1.          Who are your current customers and how do they compare to your historical customer base and expected future customer base?  Address the scope of their operations that you support (e.g., exploration, development, production).
NAO is currently operating in the spot market in the North Sea and the scope of work we perform and the duration of each charter for our platform support vessels (PSVs) varies. This means that we work for different customers all the time. Since 2014, we have increased our customer base and in total we have worked for 50 different customers in the North Sea. Our customers are major oil companies, such as Statoil, British Petroleum, BG Group and Total. Our vessels provide support services during exploration, development, production, maintenance and decommissioning of offshore oilfields. We expect to continue to provide these types of services going forward.
The future customer base is expected to be more or less the same as the historical customer base as long as our fleet is employed in the North Sea on spot contracts.
2.          Tell us the nature of the services you have provided to your customers in the past and expect to provide in the future.
We provide a wide range of services for our customers due to the versatility of our vessels. Our vessels support the operations of offshore installation projects throughout the entire life-cycle of the installation (i.e. from exploration to production to decommissioning).  The different support functions we provide include delivery of goods and services, carrying equipment, such as drill pipes and spare parts, to and from the offshore installations.
We expect the services to be provided in the future to remain the same as in the past.

Securities and Exchange Commission
March 28, 2017

3.          Why do you believe that the historical data underlying your impairment analyses is reflective of your future expectations?  Tell us about the market conditions in the North Sea for PSVs and compare and contrast that to the past 15 years and your future outlook.  Specifically identify circumstances that existed in the past that are not reasonably likely to occur in the future.
We believe that a historical average remains the best basis for estimating future cashflows as this captures cyclical fluctuations and the high volatility in the spot market that we are targeting. After careful consideration, it is our opinion that a 15-year historical average is the best basis. We have used this long-term average when projecting future cash flows because we believe it reflects the long-term demand for our vessels, which have in excess of a 20-year remaining useful economic life, and our investment horizon for new PSVs.
We have included objective data reflecting both positive and negative cycles impacting our business.  Using a long term average will, in our opinion, capture high, low and average trends in the market. The length of production for developed oil fields is very long. For example, the second phase of the new Johan Sverdrup oil field in the North Sea which is licensed to Statoil will be producing for a period of 40 years with expected first oil within 5 years, which constitutes an example of recent significant new demand in the market.
In addition to the estimate based on the trailing 15-year rates, we have also considered the relationship between observable market prices from brokers for used vessels of the same age, size, type and condition as ours. Specifically we compared the NBV of our own vessels to a derived market participants' expectations of future cashflows using market based discount rates and broker value. Those broker values are relied upon by lenders when setting security parameters for borrowing facilities. After responding to your specific questions we will also set out that analysis. However, it is important to note that using those broker values, with observable discount rates in the 7-8 % range, implies our net, accumulated undiscounted future cashflows are lower than the expectations of market participants. We will emphasize this point further later in this letter as there are key assumptions that underpin our cashflow forecast that, while supportable based on the specific evidence for each assumption, we have effectively benchmarked the ending result by means of the broker values and the use of observable discount rates.  After discussing your specific questions, we will also discuss that analysis later in our response.
To set out the 15-year history, as illustrated in Exhibit A (in our response to Question 8 below), the markets for PSVs in the period 2002-2016 started with rates being quite low. From 2002-2003, oil prices increased from $20 to $30 per barrel, with market rates mostly staying below $10,000 per day. In the period 2004-2008, the worldwide oil consumption increased rapidly, and so did the price of oil and hence the activity in the North Sea. This then positively impacted the demand for PSVs and the fleet started to grow. The average spot rate for this five year period was approximately $30,000 per day for PSVs, peaking at approximately $60,000 per day in 2006, compared to the 15-year average we are using of $21,000 per day as per December 31, 2016.
The financial crisis of late 2008 halted all markets, and in 2009 rates were about $12,000 per day for PSVs. Despite the oil prices increasing significantly through 2010, and averaging over $100 per barrel in the period 2010-2014, the PSV spot market did not reach the highs it had prior to the financial crisis and averaged about $20,000 per day during this period. This can partly attributed to new vessels coming into the market to meet the previously-identified demand. In late 2014, the market was significantly impacted by the reduction in activity following the fall in the price of oil, which has resulted in recent, low spot market rates.

Securities and Exchange Commission
March 28, 2017

These observations are of the market generally for the respective periods and it should be noted that rates also fluctuate up and down within these discrete time periods.
We do not necessarily believe that over our vessel's useful lives there will be a financial boom with a subsequent crisis and a rally in oil prices with a price crash as we have seen in the past 15 years. However, over the next 15 years, we expect the markets to improve as older vessels are removed from the market and oil companies start spending again after a period of cutting costs, with oil and gas prices stabilizing (addressed below in our response to Question 12).
PSVs remain a necessity for offshore operations and we are observing that the activity in the North Sea is currently increasing. With the market rebalancing demand and supply (including the expected removal of older vessels from the market), we expect PSV owners to be profitable again in the future. As we have experienced in the past, we expect future markets to be volatile, especially in the spot market sector for PSVs as this is driven by day to day supply and demand in the market.
Annually, we assess whether there are factors or other circumstances that might indicate more permanent structural changes affecting the future demand for our vessels.  It is our current assessment that the changes we see in the market over the past couple of years are not of a permanent nature and that the market will improve based on our assessment of the economic drivers impacting the spot market rates for our effectively new vessels.
Furthermore, our annual assessment enables us to use objective data as input and allows us to apply a consistent methodology year after year. However, each year, we analyze to make sure that our methodology is still reasonable by comparing our output to outcomes if other historical averages were applied.  As of the end of 2016, a 10-year average rate is more or less the same as the 15-year historical average. We believe that the historical average rate for the trailing five-year period is too short a timeframe because it does not appropriately capture peaks in the spot rate and is more heavily weighted towards the troughs, which we also expect to have in the spot market. We believe longer highs and lows in historical average charter rates are good indications of market cyclicality.
We believe that using a longer average rate for the whole market is a cautious approach as this available historical data we have used also captures vessels that are older and less technologically advanced vessels than ours. It is our experience that our vessels are preferred by charterers.
Overall, our 15-year trailing average rate model shows that we have a headroom of 50% over the carrying values of our vessels.
As noted earlier, in order to substantiate our cashflow analysis, we also benchmarked our ending cashflow estimates to estimates from outside the company and used the second-hand vessel market as a source. Based on collected broker values from two separate reputable brokers we know that the quoted broker values of our vessels are in the range from $23.8 million to $28.4 million. These vessel values will reflect the earnings potential of a vessel of that age, type and condition, discounted by market participants to reflect their own expectations, applying a suitable discount rate.

Securities and Exchange Commission
March 28, 2017

We considered the internal rate of return (IRR) based on these current market values for our vessels compared to what an investor would expect to receive as an IRR from purchasing a vessel in today's market.
We started with performing an analysis with the assumption that the NBV of our vessels was equivalent to the minimum accumulated net cashflows from operating these vessels in the North Sea. Discounting this to the average broker value requires an IRR of just 3.1%, on such a "break-even" basis.  However, we also know that an IRR or discount rate at that level is lower than that an investor would require for an investment, and is significantly lower than weighted average cost of capital (or "WACC") calculations disclosed by our local competitors in recent annual or quarterly reports which range from approximately 8%, and upwards.
We also looked at our undiscounted net cash flows based on our trailing 15-year average model compared to the broker fair value estimates for our vessels in order to equate the two values. This implied an approximate IRR or discount rate of 7% on average for our vessels, with a range of 6.2%-7.7% on a vessel by vessel basis.
This was analyzed and compared to other external sources to see what market participants are expecting for a return on a vessel. Clarksons data from June 2016 provides a range of 11 – 24% return on vessel investments in the PSV and shipping markets, though this is based on projects for acquiring a vessel to operate over just a few years before on-selling. Based on this, however, we do believe that an IRR of 7-8% is likely to be below what an investor would currently expect to receive on an investment in the offshore PSV sector.
The IRR analyses are a review of the aggregate of input factors (rates, utilization and operating costs) to the external market. Based on our analysis above it is our opinion that our overall assessment seems to be in line with market participants' view of the market, illustrated by the vessel values as quoted by brokers.
4.          In your emailed response to us dated 2/9/2017, you indicated that you believe that the recovery period from a depressed market is 8 years.  Tell us what types of evidence you considered in arriving at this conclusion.  Tell us how this relates to the 15 year average used in your analyses.  Also, tell us what consideration you gave to whether a different period that may more appropriately represent the cyclicality of your industry.
We believe that we have a 50% headroom in our calculation of undiscounted cashflows. Given this headroom, the 8 years referred to in the Company's e-mail to the Staff dated February 9, 2017 was with regards to sensitivities, in that we tested for how long a rate equal to year 1 and 2 could replace the trailing 15 year average before vessel carrying values exceeded undiscounted cash flows. While we do not anticipate the market to have a recovery time of 8 years, the analysis was performed to demonstrate the headroom in our model, in other words, for how long a period we could sustain a market with lower rates before reverting to a historical average. In performing this analysis we concluded that we have appropriate headroom because we believe that there is only a remote likelihood for such a sustained depressed market because the markets are already showing signs of improving as evidenced by oil companies having brought their cash-break even for projects down and have increased their budgeted future spending.

Securities and Exchange Commission
March 28, 2017

We have no indications from our customers or available information in the marketplace which indicates a structural change of such a nature in demand for our PSV vessels.
As described in our response to Question 3, we considered different time periods representing cyclicality in our industry.
With respect to the rates used in the impairment analyses performed at 12/31/2015, 9/30/2016 and 12/31/2016, please provide us with the following information:
5.          Tell us about the cash flow analysis and specifically why you chose a three-year average for the first two periods and a fifteen year for the remaining cash flows?  How do you bridge the gap between the two distinct periods (years 1 and 2, and the remaining periods) and your basis for concluding the significant ramp up between the two?  Explain why a more gradual increase to rates year-to-year was not used.
From year 3 and to the end of the vessels useful life, we use the trailing 15-year average rate as described in our response to Question 3. We expect the market to improve, but we do not predict that rates will reach the 15-year average by year 3, rather we predict that the Company will achieve the average of the 15-year rates for the remaining useful life of the vessels. In other words, for the step 1 analysis under U.S. GAAP, as the analysis is based on undiscounted cash flows, the exact timing of the cash flows is not critical to the calculation, but if we spread them out with a ramp up to higher increases and subsequent decreases, followed by further increases and decreases, we believe we would achieve the same result as using the average. We expect to see the rates increase to substantially above the average for the trailing 15 years, and then to decline before increasing again, throughout the cycle. This is in contrast to utilization, however, which doesn't exhibit this same volatility (see later).
Apart from the difficulties in estimating appropriate longer term cash flows, we also took into account the current low short term historical rates. We used the trailing 3 years for years 1 and 2, based on known and budgeted results as we did not believe it appropriate to use average rates for that period when we have good knowledge of the short-term oversupply factors. Year 3 and beyond is an estimate and represents a shift from a budget-based methodology to a market-based methodology.
Specifically for years 1 and 2, as we have not identified any formal industry reports that indicate expected future rates, we have considered the most recent historical rates data to be more representative for the near term future. Accordingly, we more heavily emphasize the most recent year's (lower) trailing historical average, but weight in the (still-low) trailing historical rate for the two years preceding that to account for the volatility in the market. We compared the output of this analysis to existing market sentiment and expected market conditions. For the analyses performed at December 31, 2015, September 30, 2016 and December 31, 2016, we determined that the applied near term rates are reasonable.

Securities and Exchange Commission
March 28, 2017

6.          Some PSV operators in the North Sea indicate that multi-year charters are more common and constitute a significant portion of that market.  Tell us whether any consideration was given to utilizing competitor's multi-year charter rates as an indicator of rates applicable to the terms of the respective contracts.   Also, tell us whether you have been unable to enter fixed-rate time charters at desirable rates and why you currently operate your vessels in the spot market only.
Historically, the multi-year charters (or so called "long term time charters") have been more common in the North Sea market. However, our strategy has been to trade our vessels on shorter contracts (in the "spot market" or on shorter term time charters), as that should provide superior returns over the economic life of the vessels compared to long term time charter rates. This reliance on the volatile spot rates is disclosed under the heading "Risk Factors" in our annual reports on Form 20-F filed with the Commission.
After the market downturn, the number of vessels on long term time charters in the North Sea has been significantly reduced due to the current lower demand for vessels because oil companies prefer to use the many spot vessels which have been available at low rate levels rather than tendering or renewing long term time charters. In the short term, when the market is trending downwards, oil companies resist committing to long term contracts as they are fearful of committing to a high rate in market that is expected to be lower. As the market rises, we would expect to see more time charters being entered into, and as of late we have seen more oil companies being more inclined to sign up to such agreements, which gives us confidence that the market rates are beginning to increase.
Our modern vessels with high technical specifications are well suited for the long term time charter market. Three of our vessels were originally on long term-time charters, which were negotiated by the previous owner, and novated by us in connection with our purchase of these vessels.
When developing our impairment analysis, we considered rates from long term time charters as an alternative basis for future revenue estimates. However, as our strategy is to trade our vessels on shorter contracts, we determined that spot market rates were a more representative basis for projecting future net cash flows as they are consistent with our business model. Furthermore, the time charter market does not indicate the future spot market rates, but is, in our view, a reflection of the current spot market rate levels.
When our vessels were previously fixed on long term time charter contracts, we included this fact in the impairment analysis, using the fixed rate as basis for the period in which it was fixed. For example, if we had a vessel on a contract rate of $15,000 per day until year-end 2016, this rate would have been applied for that vessel for that period. This principle will also be applied in future impairment analysis should we charter out our vessels for a longer duration.

Securities and Exchange Commission
March 28, 2017

7.          Are the rates used for the two distinct periods in your analyses comparable to each other?  (e.g. rates achieved in the North Sea, specifically for PSVs, spot rates, charter rates?)
Yes, both the rates for year 1-2 and the rates for year 3 to the end of the vessels economic life are comparable.
8.          Are the rates derived from the same third-party source for all impairment analyses performed since inception?  What is or are the third-party sources used and are the rates only for PSVs in the North Sea?  In this regard, we note the rates in Fearnley's chart provided by Mr. Hansson (Exhibit A) via e-mail on 2/9/2017 appear quite different from the rates used in Clarkson's Platou report (Exhibit B) cited in your response letter dated 12/5/2016.
Yes, since inception the same third-party source have been used when performing our analysis.
In our response letter to the Staff dated December 5, 2016, we provided a chart similar to Exhibit B to illustrate cyclicality in the PSV market in general.
The charts cited represent two different markets, as the first covers the spot market rates in the North Sea from 2001 to 2016, and the second covers the term charter market over the same period which also illustrates the cyclicality in the PSV market in general. The rate levels presented in the charts are not representative of the earnings of our vessels because those in Exhibit B consist of rates of smaller vessels than ours, and so are not fully comparable with Exhibit A. Our vessels, which have 850 square meter deck, would collect higher term and spot rates than the 500-749 square meter vessels in that exhibit.
When comparing the spot market and term market for comparable vessel sizes the market trends do correlate, but with the spot market being more volatile. This is due to the spot market being driven by day-to-day supply and demand, while the term market is more stable as it is "long term"
Exhibit A (Monthly spot rates – Source: Clarksons Platou)

Securities and Exchange Commission
March 28, 2017

Exhibit B (Monthly term-rates - Source: Clarksons Platou)

9.          Confirm that you used the lower of: 1) actual rates achieved by NAO; or 2) market rates, for years 1 and 2 of the analyses.  If so, have you done so consistently for all periods?
Yes, we confirm that we use the lower of the actual rates achieved by NAO and the market rates, and have done this consistently for all periods.
10.          Have the market rates used been benchmarked against actual NAO rates achieved and adjusted accordingly, as indicated in the 11/16 response?  If so, have you done so consistently for all periods?
Yes, we take the lower of the rates and have done so consistently.
11.          Explain the difference between the achieved rate of $14,750/day as disclosed in the POS AM filed on 2/21/2017 and the actual rate of $9,214/day provided to us in your response letter dated 11/16/2016.
The achieved rate of $14,750 per day is the average rate achieved for all our vessels, including both vessels on term charter and on spot charter. Vessels on term contracts achieved rates significantly higher than the spot market at that time. When excluding term contracts, the average spot rate came down to $9,214 per day for our vessels operating in the spot market only.

Securities and Exchange Commission
March 28, 2017

12.          Provide us with the following information for your 9/30/2016 and 12/31/2016 impairment analyses (i.e., empty cells in the table) and tell us the source of the break-even rate for 9/30/2016.  Please make any necessary corrections to the data already included in the table below.
Updated table:
The Company advises the Staff that the table has been updated. Specifically, we updated utilization and break even figures as of September 30, 2016, which are actually December 31, 2016 figures and the actual utilization in 2015. The utilization rate for 2015 was 78%, 6% lower than the one provided to us. This deviation is discussed further in our response to Question 17 below.
Please note that in the table as of September 30, 2016, the break-even is lower than as of December 31, 2015 and December 31, 2016. This is due to the estimated future operating expenses (OPEX) being lower than in the estimates as of December 31, 2015 because we implemented cost saving measures. The break-even rate increases as of December 31, 2016 because estimated future rates are lower than as of September 30, 2016 due to the fact that rates for the last three months of 2016 were lower than the last three months of 2014, which was included in the impairment test per September 30, 2016.
The break-even rate is the lowest rate which would result in the undiscounted cash flow not recovering the book value for one vessel in our fleet and is calculated by reducing the historical market rates. Consequently, the other remaining vessels will have lower break-even rates.
The prospective utilization rate used is higher than our actual rates as this is also based on 2014 utilization, which was approximately 90%. We expect the future utilization rates to revert to a historical average of 90% as activity in the market increases. As mentioned earlier, oil companies are now increasing their spending and the launch of new projects will increase the activity in the North Sea, and therefore, the demand for our vessels. When the markets are re-balanced, the waiting time for vessels in the spot market is reduced significantly, which increases utilization rates. Utilization is considered further under Question 18.

Securities and Exchange Commission
March 28, 2017

13.          Address the correlation of oil prices to day/charter rates.  Is there a break-even oil price that is needed to be achieved before oil and gas operations of the customers resume?
Our experience shows that there is not a direct correlation between the price of oil and spot market rates for the type of vessels we operate, where, for example, an oil price of $X per barrel would give a rate of $Y per day. The price of oil, both current and future, would have only an indirect effect on the charter rate level in the spot market, as a relatively high oil price would lead to increased E&P spending over time, which will drive demand for vessels such as ours, which drives activity and market rates in our market. For an oil company, the incentive to increase E&P activity and E&P spending is an oil price that makes exploration and production profitable. For instance, between 2006 and 2008 the price of oil was between $60 and $70 per barrel and daily spot rates ranged from $25,000 to over $50,000 for PSVs, and by comparison when the oil price was $60-65 in April to July in 2015, the daily spot rates ranged from less than $4,000 to $6,300 per day.
As a response to the reduction in the price of oil in late 2014, oil companies have managed to significantly reduce their cost break-even level for offshore projects through implementing cost cutting measures (which we have ascertained based on media articles and data provided from Pareto). Reports in the marketplace indicate that break-even costs for offshore projects have decreased from over $60 to about $40 per barrel. These numbers are for worldwide offshore projects, but they are indicative of development in the North Sea as well. For example, the chief executive officer of Statoil has publicly said that their projects up to 2022 on average would be profitable with an oil price of $27 per barrel as compared to $70 per barrel in 2013.
Reports from brokers and media articles indicate that the E&P spending will increase over the next two to three years. There are still oil fields being discovered in the North Sea and new large oil fields where production has just started. Recently, the Norwegian government announced a new licensing round for a record high of 102 new exploration blocks, primarily in the Barents Sea. All of this will shift the demand/supply equation in the PSV market during the life of our vessels.
In addition to providing support to development of new fields and production in existing fields, PSVs are also used in the decommissioning of old fields. As such, the North Sea sector will have activity exceeding the economic life of our vessels. Parts of the UK sector of the North Sea is undergoing large decommissioning program in the near future and the Scottish first minister is intending to set up a decommissioning fund. Decommissioning is work that will be performed regardless of the oil price and is triggered by necessity when oil production is completed and the removal of installations and equipment is required.
With the cost basis coming down, oil companies can realize profitable projects also at lower oil prices. The oil price bottomed out in January 2016 and has since been increasing. In addition to the oil price improving, there are also indications of greater stability, which provides a basis for increased number of future E&P projects and E&P spending.
We expect there to be a market for vessels such as ours to perform services similar to today beyond the economic life-span of our vessels.

Securities and Exchange Commission
March 28, 2017

14.          Tell us whether your assumptions about future charter rates considered the historical correlation with oil and gas prices and whether that relationship is consistent when determining future charter rates in relation to forecasted oil and gas prices over the period of estimated future cash flows.
We have considered the correlation between oil and gas prices and the historical charter rates, as described above.  Since there is not a strong correlation between oil and gas prices per barrel and the charter rates per day for our vessels, this will not serve as an appropriate proxy for us to make good assumptions about future rates, and we cannot therefore base our forecasts directly on the current expected future price of oil. Forecasts are performed only to the extent that the oil-price reaches a level which is expected to give a sufficient level of activity. Once the price hit that point the oil price is not determinative.
Other related assumptions:
15.          Tell us about your key cost assumptions, including costs associated with lay-ups.
Operating costs are based on the average actual costs for the years of our operation, which commenced in December 2013. We consider our cost basis to be the most reasonable estimate when projecting future cash flows as this appropriately captures current state and running requirements for our unified fleet of PSVs. Furthermore, using the average of the fleet rather than each individual vessel captures unforeseen cost variances between individual vessels. As all our vessels are in essence technically and functionally identical, we consider this principle to provide the best basis. When making these estimates, we consider our limited trading history during the three years we have been in operation. Accordingly, we have compared our costs to our peers to assess whether our cost estimates are a reasonable benchmark. By doing so we have noted that although our cash break-even (OPEX+G&A+financing cost) is lower than our peers, our OPEX in isolation is higher. Our low debt financing and lean management structure makes our overall cash break-even level lower than our peers. We target that lower cost level specifically in order to endure the downturns in the spot market.
A vessel in lay-up incurs about $1000 per day in operating expenses for the expected duration of the lay-up. This is based on our experience with the three vessels we currently have in lay-up. This is also in line with costs of other market participants.
Other key assumptions are docking and overhauls:
The vessels have defined drydocking cycles as determined by classification societies. Accordingly, the timing of the drydocking is pre-determined. The cost of such drydockings in our forecast is based on estimates made by our internal technical department who has significant experience with such work.  These estimates are benchmarked to actual costs when drydockings of vessels in our fleet have taken place. We expect dockings to have the same cost across the fleet unless special work has to be performed.
The vessels' engines have to undergo overhauls after a specific number of running hours in accordance with manufacturers' recommendation. Accordingly, the approximate timing of such overhauls is pre-determined. The cost of such overhauls is based on estimates made by our internal technical department. These estimates are benchmarked to actual costs when overhauls of vessels in our fleet have taken place. Initial estimates of the cost for overhauls have proven reasonable to actual work performed.

Securities and Exchange Commission
March 28, 2017

We did consider applying a growth factor (i.e. non-inflationary) to this work over time, but, based on our experience, with the appropriate focus and follow-up with the relevant shipyard, the price for drydockings and overhauls remains fairly stable.
16.          Why do you believe that a 1% increase is reasonable and why have you not considered inflation in your cost assumptions?  Also, does the 1% increase apply to all costs included in your analysis?  If not, please specify to which costs it applies.
The Company is actively working to reduce operating expenses for the vessels. However, we do not make an additional downward adjustment for this cost saving potential in our cost assumption, which is expected to occur as we continue to increase the efficiency of our operations. Furthermore, and as noted above, our general experiences from shipping is that a well maintained vessel, put through proper and timely drydockings and overhauls, will not require significant cost increases as the vessel ages. Considering all these factors together, we have included an annual increase of 1% in our assumed future operating costs over the remaining useful life of our vessels.
Adding a growth factor accounts for fluctuations and uncertainty in the future cost levels without taking into account expected future innovations that may reduce our cost levels.  We have only applied this increase to the operating expenses.
When performing an undiscounted analysis, adjusting for future inflation only to our operating expenses, will result in this factor ultimately exceeding all other inputs if the other input factors are kept on a nominal basis without any growth factors added. If we were to apply an inflation rate, this should be applied consistently to all factors as inflation will impact all input factors more or less equally, including revenue.  This would result in a higher future undiscounted cash flow.
17.          Explain how you derive the utilization assumption rates of 76% and 74% as of 12/31/2015 and 9/30/2016, respectively, for years 1-2 and how you compare and benchmark them to the actual rates of 84% and 70%, for the same periods. Explain why the slight drop in utilization assumption rates from 76% to 74% is not proportional to the actual rates drop from 84% to 70%.
The Company advises the Staff that the 84% utilization rate is our achieved utilization rate including long term time charters which give a utilization of 100% for the vessels under contract. In our analysis, we use spot utilization as projected future cash flows are based on the spot market.

Securities and Exchange Commission
March 28, 2017

In 2016, our long term time charters expired resulting in our achieved utilization dropping to 69%, as utilization for this year primarily consisted for spot charters.
The Company advises the Staff that the 74% utilization rate presented for September 30, 2016 included a sensitivity element. If applying the calculation as described for utilization at December 31, 2015 and 2016, this would have been 76%.
18.          Explain why there is a significant ramp up in utilization assumptions from 74% and 76% to 90% beginning year 3 of the cash flow analysis is reasonable rather than a slow ramp up if you expect the market to recover.
From year 3 and to the end of the vessels useful life, we use the trailing 15-year average utilization as described. We do not predict that utilization will necessarily reach the 15-year average by year 3, but rather that we will achieve the average of the 15-year utilization for the remaining useful life of the vessels. Under step one of the analysis, as the analysis is based on undiscounted cash flows, timing of cash flows are not important, but if we slowly ramp up with increases or decreases we would achieve the same result as using the average utilization rate.
In a market where demand and supply for vessels are stable and rates are above cash break-even, utilization rates are not as volatile. When the market is in such a state, the rates will fluctuate depending on short term demand and supply, but as the overall market is in balance, vessels in the market will be able to secure contracts regularly. For the period between 2001 and 2013, when the market was in such a state, the utilization in the market was between 87%-100%.
19.          Are the rates used in your analysis quoted in US dollars or are you using an exchange rate to translate to US dollars?  If using an exchange rate, please explain how you determine which rate you use.
The rates used in our analysis are quoted in British Pounds based on data collected by the broker Clarksons Platou. For the historical rates, we use a 10 year historical average for the Pounds to US dollar. The 10 year historical rate was 0.03 lower than the 15 year average, which we also considered.  Over a longer period of time, we believe it is reasonable that the foreign exchange rate will revert to or towards a historical average. This was substantiated by comparing the average foreign exchange per year and applying that to the average rate in each respective year.  This calculation resulted in a higher average spot rate, so in order to build in an element of conservatism and for ease of our calculation, we elected to use the more conservative 10 year average rate.
After "BREXIT" in mid-2016, where the British Pound lost significant value to the U.S. dollar, we decided to incorporate an average for year 1 and 2 in our analysis, based on the 2016 average foreign exchange rate. This was done to account for such changes in the short term, but we did not consider it appropriate to apply such a short term conversion rate for the full period in our analysis since the current exchange rate is the lowest it has been since the mid-1980s.

Securities and Exchange Commission
March 28, 2017

We would also re-iterate, in response to the focused questions about rates, utilization, foreign exchange and the likely development of operating costs, that while these factors are based on sound assumptions, nevertheless when we review them in aggregate in light of the assessment based on vessel values and discounted rates/IRR (please see response in Question 3), overall our assessment seem to be in line with market participants' view of the market, illustrated by those vessel values.
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If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Effie Simpson Division of Corporation Finance Securities and Exchange Commission Herbjørn Hansson Chairman Nordic American Offshore Ltd.